Exhibit A-6
(Unaudited)

Birdsall, Inc.
Consolidating Statement of Retained Earnings
For The Year Ended December 31, 2002
(Millions)

	Birdsall, Inc.	Tropical Shipping & Construction Company, Ltd.	Birdsall Shipping, S.A.	Seven Seas Inc.	Tropic Equipment Leasing
Balance at beginning of year	$ 25.9	$ 129.9	$ 9.9	$ 4.1	$ 3.1
Net income (loss)	18.4	17.3	1.0	2.9	2.7
Dividends on common stock	(20.0)	(17.3)	(2.5)	(2.1)	—
Rounding	—	—	—	—	—
Balance at end of year	$ 24.3	$ 129.9	$ 8.4	$ 4.9	$ 5.8

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Tropical Shipping International, Ltd.	Other Subsidiaries	Adjustments and Eliminations	Consolidated
Balance at beginning of year	$ 4.6	$ 4.5	$ (7.6)	$ 174.4
Net income (loss)	6.1	4.9	(34.1)	19.2
Dividends on common stock	(6.0)	(3.5)	31.4	(20.0)
Rounding	—	(0.2)	0.2	—
Balance at end of year	$ 4.7	$ 5.7	$ (10.1)	$ 173.6

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.